EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

THIS EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT (the “Agreement”) is effective as of the [  ] day of [  ] 2023 by and between F/m Investments, LLC d/b/a Oakhurst Capital Management, LLC, a Delaware limited liability company (the “Adviser”) and The RBB Fund, Inc., (the “Company”), on behalf of its series listed on Appendix A hereto (each, a “Fund” and collectively, the “Funds”).

WITNESSETH:

WHEREAS, the Company is registered under the Investment Company Act of 1940, as amended (the "1940 Act") as an open-end management investment company; and

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of the Investment Advisory Agreements between the Company and the Adviser on behalf of each Fund (the “Advisory Agreements”); and

WHEREAS, the Funds and their respective classes, are responsible for, and have assumed the obligation for, payment of certain expenses that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit each Fund’s Expenses (as such term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Company (on behalf of each Fund) desires to allow the Adviser to implement these limits;

NOW, THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1. Limit on Expenses. The Adviser hereby agrees to limit each class of a Fund’s current Expenses to an annual rate, expressed as a percentage of each class’ respective average daily net assets, to the amounts listed in Appendix A (the “Annual Limits”). In the event that the current Expenses of a class of a Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to that class of the Fund, on a monthly basis, the excess expense within thirty (30) calendar days of being notified that an excess expense payment is due. In the event that the Board of Directors of the Company determines that an excess expense payment due date to be other than thirty (30) calendar days, the Company will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date. In no case will an excess expense payment due date be less than fifteen (15) calendar days from the date the Adviser is notified of such excess expense.

2. Definition. For purposes of this Agreement, the term “Expenses” with respect to a Fund is defined to include all expenses necessary or appropriate for the operation of a Fund, including the Adviser’s investment advisory or management fee detailed in the Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Advisory Agreement, but does not include any acquired fund fees and expenses, brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by the parties from time to time.

3. Reimbursement of Fees and Expenses. The Company hereby agrees to reimburse the Adviser for any excess expense payments that are paid or absorbed by the Adviser pursuant to this Agreement set forth above (“Excess Expenses”), subject to the condition set forth in this Section 3. Such reimbursement will be made as promptly as possible, and to the maximum extent permissible without causing the Expenses for any year to exceed the Annual Limit; provided, however, that such reimbursement for Excess Expenses shall be made only if payable within three years of the end of the fiscal year in which such Excess Expenses were incurred.

4. Term. This Agreement shall become effective on the date specified herein and continue for a two-year term.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Directors of the Company, on behalf of each Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser, other than at the end of any one year term by providing sixty (60) days’ written notice to each Fund, without the consent of the Board of Directors of the Company, which consent will not be unreasonably withheld. This Agreement will automatically terminate, with respect to a Fund listed in Appendix A, if the Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Advisory Agreement’s termination for that Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement constitutes the entire agreement of the parties, shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and shall be governed by Delaware law in a manner not in conflict with the provision of the 1940 Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below as of the day and year first above written.

THE RBB FUND, INC., on behalf of its series, the Oakhurst Fixed Income Fund, Oakhurst Short Duration Bond Fund and Oakhurst Short Duration High Yield Credit Fund

By:

F/M INVESTMENTS, LLC d/b/a OAKHURST CAPITAL MANAGEMENT, LLC

By:

APPENDIX A

Fund	Expense Limitation	Term
Oakhurst Fixed Income Fund – Institutional Shares	0.58%	[first year from effective date]
Oakhurst Fixed Income Fund – Retail Shares	0.83%	[first year from effective date]
Oakhurst Fixed Income Fund – Institutional Shares	0.60%	[second year from effective date]
Oakhurst Fixed Income Fund – Retail Shares	0.85%	[second year from effective date]
Oakhurst Short Duration Bond Fund – Institutional Shares	0.60%	[two years from effective date]
Oakhurst Short Duration Bond Fund – Retail Shares	0.85%	[two years from effective date]
Oakhurst High Yield Credit Fund – Institutional Shares	0.95%	[two years from effective date]
Oakhurst High Yield Credit Fund – Retail Shares	1.20%	[two years from effective date]